Filed Pursuant to Rule 433

Registration No. 333-249475-01

Union Electric Company

Pricing Term Sheet

February 27, 2023

Issue:	5.45% First Mortgage Bonds due 2053

Principal Amount:	$500,000,000

Coupon (Interest Rate):	5.45% per annum

Maturity Date:	March 15, 2053

Benchmark Treasury:	4.000% due November 15, 2052

Benchmark Treasury Price:	101-16

Benchmark Treasury Yield:	3.914%

Spread to Benchmark Treasury:	+155 basis points

Re-offer Yield:	5.464%

Offering Price (Issue Price):	99.794% of the principal amount

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2023

Optional Redemption:	Prior to September 15, 2052 (the “Par Call Date”) redeemable at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the First Mortgage Bonds to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 25 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the First Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Expected Ratings (Moody’s/S&P)*:	A2 (stable) / A (stable)

Trade Date:	February 27, 2023

Settlement Date:	March 13, 2023 (T+10)**

CUSIP / ISIN:	906548 CW0 / US906548CW07

Joint Book-Running Managers:	BofA Securities, Inc.

KeyBanc Capital Markets Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

Co-Managers:	Academy Securities, Inc.

C.L. King & Associates, Inc.

Samuel A. Ramirez & Company, Inc.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated February 27, 2023.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**	It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about the Settlement Date specified above, which will be the tenth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the First Mortgage Bonds initially are expected to settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, RBC Capital Markets, LLC toll-free at 1-866-375-6829, TD Securities (USA) LLC toll-free at 1-855-495-9846 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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